Exhibit 99.1

Ability Inc.

(“The Company”)

July 14, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate Report Regarding the Filing of a Motion for a Stay of Proceedings for the Purpose of Formulating a Debt Restructuring Process for Ability Inc. and its Subsidiaries (together, the "Company")

Further to that stated in sections 1.2.5, 2, and 27 of the report describing the Company's business as of December 31, 2020, which was published on March 29, 2021 (reference number: 2020-01-049623), and to that stated in section 1.2 of the board of directors' report on the Company’s state of affairs, in respect of the coronavirus crisis’s impact on the Company's activities, and to that stated in the immediate reports published by the Company on May 26, 2021 (reference number: 2021-01-090231), and on June 14, 2021 (reference number: 2021-01-100800), incorporated in this report by way of reference, the Company hereby reports that on July 14, 2021, the Company filed a motion with the Tel Aviv-Yafo District Court for a stay of proceedings for the purpose of formulating a debt restructuring in accordance with the Insolvency and Economic Rehabilitation Law (Amendment No. 4 – Temporary Order – New Coronavirus), 5721-2021 (the "Insolvency Law"). The motion filed included, inter alia, the following requested remedies:

1. Issuance of a stay of proceedings order for a period of three months, during which it will not be possible to continue or to take any new legal action against the Company, and no past debts will be repaid;

2. Appointment of an inspector for the debt restructuring process, as this term is defined in the Insolvency Law;

3. Issuance of an order preventing the Company's creditors from performing any action or self-remedy;

4. Approval of the operating outline formulated by the Company; and

5. Cancellation of existing contracts, the cancellation of which may reduce the Company’s expenses and provide sources for repayment of the Company's debts as part of a debt restructuring.

Ability Inc.

Signed by:

Evyatar Cohen, CFO